Exhibit (d) Form of Other Insured Rider

Other Insured Rider

This rider provides a level amount of term insurance on the life of each Other Insured. This insurance is convertible for a limited period. We discuss this rider, and the rules that apply to it, in the provisions that follow.

Rider Part Of The Policy

This rider is made a part of this policy as of the earliest Rider Issue Date for this rider, in return for the application for this rider and the payment of monthly rider charges. Monthly rider charges are discussed later in this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider.

Rider Benefit

This rider provides a death benefit. If an Other Insured dies before the Rider Expiration Date for that Other Insured and while the Rider Face Amount for the Other Insured is in force, we will pay the death benefit provided by this rider for that Other Insured. For each Other Insured, the death benefit will be the Rider Face Amount in effect on the date of death for that Other Insured, reduced by any unpaid monthly rider charges for that Other Insured to the date of death. The Rider Face Amount for each Other Insured is shown in the Policy Specifications for this rider.

The Parties	The Owner is the person who owns this policy, as shown in the Policy Specifications.
Involved—
Owner, Other Insured, Rider	An Other Insured is a person whose life this rider insures. Each Other Insured is named in the Policy Specifications for this rider.
Beneficiary
A Rider Beneficiary is any person named in our records to receive the death benefit after the Other Insured dies. The Rider Beneficiary for each Other Insured is shown in the Policy Specifications.

Dates—Rider	The Rider Date for each Other Insured is shown in the Policy Specifications for this rider.
Date, Rider	It is the starting point for determining the Rider Anniversary Dates for each Other Insured.
Anniversary Date,	The first Rider Anniversary Date is one year after the Rider Date. The period from the
Rider Year, Rider	Rider Date to the first Rider Anniversary Date, or from one Rider Anniversary Date to the
Issue Date, Rider	next, is called a Rider Year.
Expiration Date

The Rider Issue Date for each Other Insured is also shown in the Policy Specifications for this rider. This Date starts the contestability and suicide periods for insurance on the Other Insured. We discuss contestability and suicide later in this rider. For each Other Insured, the Initial Rider Face Amount is in Amount is in force from its Rider Issue Date or, if later, the date the first premium under this policy is paid.

The Rider Expiration Date for each Other Insured (also shown in the Policy Specifications for this rider) is the date insurance coverage for that Other Insured ends. While coverage under this rider is in force for an Other Insured, it will continue to, but not including, the Rider Expiration Date.

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